FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Assembleia pendente de aprovação

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - CIA BRASILEIRA DE DISTRIBUICAO to be held on 01/11/2024

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

Should you choose to exercise your remote voting right, under articles 26 and other of CVM Instruction nº 81, the shareholder shall complete the Distance Voting Form (“Form”), that will only be regarded as valid and the votes presented here will be considered in the quorum of the General Meeting to be held on January, 11, 2024, if the following instructions are observed:

(i) all the fields must be duly completed;

(ii) all the pages must be initialed by the shareholder (or by his/her/its legal representative, as the case may be); and

(iii) the last page shall be signed by the shareholder (or by his/her/its legal representative, as the case may be), without the need of notarization of the signature. For this General Meeting, the Company will accept the Form signed by electronic means, preferably signed with the use of the ICP-Brazil certification.

In case the shareholder wishes to exercise the remote voting right, it is essential that the fields above are filled in with (i) the shareholder’s name or corporate name, as the case may be; (ii) Brazilian taxpayer number (CNPJ or CPF, as the case may be); and (iii) an email address for any contact.

Kindly note that the Management Proposal mentioned in this Form is available to shareholders at the Companys headquarters, as well as at the Companys Investor Relations website (www.gpari.com.br) and at CVM’s website (www.cvm. gov.br) and B3’s (www.b3.com.br).

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The Shareholder that chooses to exercise its remote voting rights by means of this Form may complete, according to the abovementioned guidance, and send it: (i) directly to the Company; (ii) to the Company´s Bookkeeper; or (iii) to his/her/its Custodian (if it renders such services), following the instructions below:

I. Sending of the Form directly to the Company: The shareholder shall send, by e-mail, upon confirmation receipt, to the Company’s Corporate Legal Department (ocietario@multivarejogpa.com), with a copy to gpa.ri@gpabr.com, the Form (completed, initialized and signed, with no need to notarize) jointly with a copy of the following documents: (a) updated extract containing the respective shareholding issued by the custodian body no later than three (3) days in advance of the General Meeting; (b) if to individuals: identity card with photo of the shareholder; (c) if to companies: (i) bylaws or consolidated articles of association and corporate documents that prove that the company is duly represented; and (ii) identity card with photo of the legal representative; (d) if to investment funds: (i) consolidated regulations of the fund;

(ii) bylaws or articles of association of its manager, as the case may be, observing the voting policy of the fund and corporate documents that prove that the manager is duly represented; and

(iii) identity card with photo of the manager’s legal representative.

If any of the shareholders indicated in the items (b) to (d) above may be represented by an attorney-in-fact, in addition to the respective documents indicated above, shall forward (i) power of attorney with specific powers for its representation in the General Meeting; (ii) identity documents of the attorney-in-fact, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who have signed the power of attorney proving the powers of representation.

For this General Meeting, the Company will accept powers of attorney granted by Shareholders by electronic means, preferably signed with the use of the ICP-Brazil certification.

In order to ensure the participation of shareholders, the Company will not require certified copies or notarization of documents issued and executed in Brazilian territory or the notarization, legalization/apostille and registration in the Registry of Titles and Documents in Brazil from those executed abroad.

It is not required sworn translation of documents originally drawn up in Portuguese, French, English or Spanish, or documents with translations into those languages, being the sworn translation required in other cases. The following identity documents will be accepted, provided that they have photo and are valid: RG, RNE, CNH, passport or professional identity card officially accepted.

II. Sending of the Form to the custodian or the Company´s Bookkeeper: Shareholders that hold shares issued by the Company deposited in a central depository may transmit the voting instructions to fill the Form through their respective custodian, in case they provide this type of service. Shareholders that do not have their shares deposited in a central depository may transmit

DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - CIA BRASILEIRA DE DISTRIBUICAO to be held on 01/11/2024 service. Shareholders that do not have their shares deposited in a central depository may transmit voting instructions to the Company´s Bookkeeper, Itaú Corretora de Valores S.A., financial institution hired by the Company for the provision of book-entry services for its securities, through the channels it makes available. The delivery of the Form will be subject to the rules, guidelines and deadlines set by each custodian or Itaú, as the case may be. For such, shareholders shall contact them and verify procedures, documents and information set by them for the shareholders transmit the voting instructions by Form.

In all cases, for the Form to have effect, the date of January 4, 2021 7 (seven) days before the date of the General Meeting will be the last day for its RECEIPT in one of the means listed above and not the last day for it to be sent. If the Form is received after January 4, 2024, the votes will not be counted.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

If the shareholder chooses to send the Ballot directly to the Company, he/she/it shall send it up to the Corporate Legal Department, by e-mail to societario@multivarejogpa.com.br, upon confirmation receipt, respecting the deadlines and documents listed above.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

The institution in charge of the provision of book-entry services for the securities of the Company is Itaú Corretora de Valores S.A. and the instructions to deliver the Form to it can be found at www.itau.com.br/securitiesservices

Itaú Corretora de Valores S.A.

Address: Avenida Brigadeiro Faria Lima, 3.500, 3rd floor, CEP 04538-132, São Paulo, SP Email: atendimentoescrituracao@itau-unibanco.com.br

Telephone: 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations) Office hours: weekdays, from 9 am to 6 pm.

Contact: Shareholder Services

Resolutions concerning the Extraordinary General Meeting (EGM)

[Eligible tickers in this resolution: PCAR3]

1. Increase of the limit of the Companys authorized capital, with the consequent change in the wording of Article 5 of the Companys Bylaws.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: PCAR3]

2. Appointment of 9 (nine) members for the new term of office of the Board of Directors, whose election will be subject to the settlement of a potential public offering of primary distribution of shares issued by the Company (Potential Offer).

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: PCAR3]

Election of the board of directors by single group of candidates

Controlador + Cia Renan Bergmann

Christophe José Hidalgo Philippe Alarcon

Marcelo Ribeiro Pimentel Eleazar de Carvalho Filho Luiz Augusto de Castro Neves José Luis Gutierrez

Márcia Nogueira de Mello Rachel de Oliveira Maia

DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - CIA BRASILEIRA DE DISTRIBUICAO to be held on 01/11/2024

3.   Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Controlador + Cia

[ ] Approve [ ] Reject [ ] Abstain

4.   If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?

[ ] Yes [ ] No [ ] Abstain

5.   In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]

[ ] Yes [ ] No [ ] Abstain

6.   View of all the candidates that compose the slate to indicate the cumulative voting distribution.

Renan Bergmann [ ] Approve [ ] Reject [ ] Abstain / [ ] % Christophe José Hidalgo [ ] Approve [ ] Reject [ ] Abstain / [ ] % Philippe Alarcon [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Marcelo Ribeiro Pimentel [ ] Approve [ ] Reject [ ] Abstain / [ ] % Eleazar de Carvalho Filho [ ] Approve [ ] Reject [ ] Abstain / [ ] % Luiz Augusto de Castro Neves [ ] Approve [ ] Reject [ ] Abstain / [ ] % José Luis Gutierrez [ ] Approve [ ] Reject [ ] Abstain / [ ] %

Márcia Nogueira de Mello [ ] Approve [ ] Reject [ ] Abstain / [ ] % Rachel de Oliveira Maia [ ] Approve [ ] Reject [ ] Abstain / [ ] %

[Eligible tickers in this resolution: PCAR3]

7. Do you wish to request the adoption of the multiple voting process for the election of the Board of Directors, pursuant to article 141 of Law No. 6,404/1976?

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: PCAR3] 8. Do you wish to request the adoption of a separate vote for the election of the board of directors? [ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - CIA BRASILEIRA DE DISTRIBUICAO to be held on 01/11/2024

[Eligible tickers in this resolution: PCAR3]

9. Amendment of paragraph 1 of Article 2 of the Companys Bylaws, in order to include activities carried out by the Company within the scope of its corporate purpose.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: PCAR3]

10. Change in the number of Co-Vice-Presidents and the competence to appoint the Chairman and Vice-Chairman of the Board of Directors, with the consequent exclusion of item iii of Article 8 of the Bylaws and change in the wording of Articles 8, 13 and 15 and paragraph 1 of Article 14 of the Bylaws.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: PCAR3] 11. Consolidation of the Companys Bylaws to reflect the changes proposed above. [ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: PCAR3]

12. If it is necessary to hold a second call for the Meeting, can the voting instructions contained in this Bulletin also be considered in the event of holding the Meeting on a second call?

[ ] Approve [ ] Reject [ ] Abstain

City :

Date :

Signature :

Shareholder's Name :

Phone Number :

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 11, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.